EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	(Dollars in thousands)
						Quarter
	Year Ended					Ended
	Dec. 26,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	March 31,
	2003	2004	2005	2006	2007	2008
Earnings (loss) from continuing operations before income taxes	$(64,168)	$(6,651)	$14,148	$136,420	$66,222	$3,678
Less minority ownership (earnings) expense	—	—	—	—	—	—
Less (earnings) loss from equity investments	(4,461)	(2,221)	(555)	(569)	(79)	5
Plus dividends received from equity investments	—	810	870	1,114	1,155	210
Total fixed charges	52,910	46,598	49,741	27,144	52,606	8,802

	$(15,719)	$38,536	$64,204	$164,109	$119,904	$12,695
Fixed charges

Interest expense in leases	$12,286	$7,575	$6,419	$7,353	$8,090	$2,070
Interest expense — gross	40,624	39,023	43,322	19,791	44,516	6,732

Total fixed charges	$52,910	$46,598	$49,741	$27,144	$52,606	$8,802

Ratio of earnings to fixed charges	(0.3)	0.8	1.3	6.0	2.3	1.4

Deficiency in fixed charge coverage ratio	$(68,629)	$(8,062)	—	—	—	—